EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands) for the fiscal years ended September 30,	2008	2007	2006	2005	2004
Income before taxes excluding equity in income of investees, minority interest in earnings of consolidated subsidiaries and capitalized interest	$2,219,602	$2,406,424	$1,824,729	$1,397,275	$977,039
Additions:
Dividends received from equity method investees	10,863	19,537	22,486	—	69
Interest on uncertain tax positions included in income before taxes	4,252	—	—	—	—
Fixed charges
Interest expense-excluding interest on deposits	29,991	23,595	30,155	34,563	32,254
Interest expense-deposits	8,893	14,344	14,391	7,651	4,295
Interest on uncertain tax positions not related to third party	(4,252)	—	—	—	—
Interest factor on rent[1]	19,271	17,318	16,736	15,717	13,020

Total fixed charges	53,903	55,257	61,282	57,931	49,569

Adjusted earnings	$2,288,620	$2,481,218	$1,908,497	$1,455,206	$1,026,677

Ratio of adjusted earnings to fixed charges -including interest on deposits	42.5	44.9	31.1	25.1	20.7
Ratio of adjusted earnings to fixed charges -excluding interest on deposits	50.6	60.3	40.4	28.8	22.6

[1]	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).

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